SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number 001-33692

China Digital TV Holding Co., Ltd.
(Translation of registrant’s name into English)

Jingmeng High-Tech Building B, 4th Floor
No. 5 Shangdi East Road
Haidian District, Beijing 100085
People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

EXHIBITS

Exhibit Number		Page
99.1	Press release, dated November 6, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA DIGITAL TV HOLDING CO., LTD.

Date: November 6, 2008	By:	/s/ Liang XU
Name: Liang XU
Title: Chief Financial Officer